Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

FTS INTERNATIONAL, INC.

FTS International, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

ONE: That the name of the Corporation is FTS International, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 28, 2011 and the Amended and Restated Certificate of Incorporation of the Corporation was filed on February 1, 2018 (the “Certificate of Incorporation”).

TWO: That, at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted recommending and declaring advisable that the Certificate of Incorporation be amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that Article IV, Section A of the Certificate of Incorporation be amended and restated in its entirety to read as follows:

“A. Reverse Stock Split and Classes of Stock. Effective May 11, 2020 (the “Effective Time”), a 1-for-20 reverse stock split of the shares of the Corporation’s common stock, par value $0.01 per share (the “Common Stock”), shall become effective, pursuant to which each twenty shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock, automatically and without any action on the part of the Corporation or the respective holders thereof upon the Effective Time, and shall thereupon represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.01 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of fractional shares, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split shall following the Effective Time be entitled to receive a cash payment (without interest), automatically and without any action by the Corporation or the holder.

The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 345,000,000, consisting of 320,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of either the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of either the Common Stock or Preferred Stock voting separately as a class shall be required therefor.”

THREE: That at the annual meeting of stockholders of the Corporation held on May 8, 2020, the aforesaid amendment was duly adopted by the stockholders of the Corporation.

FOUR: That this Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 8th day of May, 2020, and the foregoing facts stated herein are true and correct.

FTS INTERNATIONAL, INC.

By:	/s/ Jennifer Keefe
Name: Jennifer Keefe
Title: Senior Vice President, General Counsel, Chief Compliance Officer and Secretary